Exhibit 99.1

InMode Announces Share Repurchase Program of Up to 7.68 Million Shares

YOKNEAM, Israel, Sept. 10, 2024 -- InMode Ltd. (Nasdaq: INMD), a leading global provider of innovative medical technologies, today announced that its Board of Directors has approved a share repurchase program of up to 7.68 million ordinary shares.

"Following the completion of our share buyback program announced earlier this year, the board's authorization to enact this new share repurchase program demonstrates our ongoing confidence in the long-term outlook of the company," commented Moshe Mizrahy, InMode's Chief Executive Officer.

"InMode continues to be profitable and generate cash, even during challenging macro economic conditions,” noted Yair Malca, InMode's Chief Financial Officer. “Based on discussions with tax advisors, the company believes that there will be no tax implications as a result of the existing program. Our strong cash position and the current low valuation triggered the decision of the board to authorize another buyback plan shortly after the previous one ended.”

The Company's ordinary share repurchases, if any, will be funded with available cash. Share repurchases may be commenced, suspended or discontinued at any time.

About InMode

InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radiofrequency ("RF") technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally-invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode and its wide array of medical technologies, visit www.inmodemd.com.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode's future financial or operating performance. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategic plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode's Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 13, 2024, and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which pertain only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Phone: (917) 607-8654 Email: ir@inmodemd.com